Extraordinary General Meeting of the Shareholders of Cellect Biotechnology Ltd.

Date: July 31, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve the targets for the 2017 bonus grant to Dr. Shai Yarkoni, a Controlling Shareholder and the Company's CEO and director, and the 2017 annual bonus grant if those targets are met pursuant to the terms specified in the Notice of Special General Meeting of Shareholders and Proxy Statement.	☐	☐	☐

	Yes	No
1A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

	For	Against	Abstain
2. To approve the targets for the 2017 bonus grant to Kasbian Nuriel Chirich, the Company's Controlling Shareholder and Chairman of the board of directors, and the 2017 annual bonus grant if those targets are met pursuant to the terms specified in the Notice of Special General Meeting of Shareholders and Proxy Statement.	☐	☐	☐

	Yes	No
2A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of the Shareholders of Cellect Biotechnology Ltd. to be held on July 31, 2017 For Holders as of June 30, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on July 25, 2017.

PROXY TABULATOR FOR

CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on July 25, 2017)

Instructions to The Bank of New York Mellon, as Depositary The undersigned registered owner of American Depositary Shares ("ADSs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADSs of Cellect Biotechnology Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **June 30, 2017** at the **Extraordinary General Meeting of the Shareholders of Cellect Biotechnology Ltd.** to be held on **July 31, 2017** at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, to be held at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the said Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, it shall be considered as abstention from voting with regard to the proposal.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903